UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change dated 29 March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date:  March 29, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date:  March 29, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

BARCLAYS BOARD CHANGE

Barclays PLC and Barclays Bank PLC are pleased to announce the following appointment to the Boards of Directors, effective from 1 August 2010, subject to normal regulatory clearances.

Alison Carnwath has been appointed to the Boards of Barclays PLC and Barclays Bank PLC as a Non-Executive Director, with effect from 1 August 2010.  Alison began her business career with J Henry Schroder Wagg & Company in 1984 where she held a number of positions in Corporate Finance, becoming Corporate Finance Director and joining the Board in 1988.  She worked as a Senior Partner of Phoenix Securities from 1993 to1997 when the business was acquired by Donaldson Lufkin & Jenrette (DLJ).  She held a number of positions for DLJ, including as a Managing Director in New York.  She has wide Board level experience, including serving on the Boards of Friends Provident Plc, Gallaher Group Plc, National Power Plc, Sears Plc and Nationwide Building Society.  Her current appointments include being Chairman of Land Securities Group Plc, Senior Independent Director of Man Group Plc, a Director of MF Global Holdings Ltd and Paccar Inc.

Marcus Agius, Barclays Chairman, said today "I am delighted that Alison is joining Barclays.  Her experience in the financial services industry and broader business knowledge will be of great value to the Barclays Board."

There are no further details that are required to be disclosed in respect of Alison Carnwath's appointment under LR 9.6.13R of the Listing Rules of the UK Listing Authority.

For further information please contact:

Alistair Smith

Head of Media Relations

Barclays PLC

Tel: +44 (0) 20 7116 6132